Exhibit (d)(1)(I)

Execution Version

LIMITED GUARANTEE

LIMITED GUARANTEE, dated as of June 7, 2007 (this “Limited Guarantee”), by TPG Partners V, L.P. (the “Guarantor”) in favor of Biomet, Inc. (the “Guaranteed Party”).

1. GUARANTEE. To induce the Guaranteed Party to enter into that certain Amended and Restated Agreement and Plan of Merger, dated as of December 18, 2006 (as amended and restated as of the date hereof, and as may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Guaranteed Party, LVB Acquisition, LLC (“Parent”), and LVB Acquisition Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub will (x) commence a tender offer for all of the outstanding shares of common stock of the Guaranteed Party, and (y) if the Offer is completed on the terms and subject to the conditions set forth in the Merger Agreement, merge with and into the Guaranteed Party, the Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, on the terms and conditions set forth herein, the due and punctual payment when due of 25% (the “Guaranteed Percentage”) of the payment obligations of Parent with respect to the Parent Fee and Parent’s and Merger Sub’s obligations for breach of the Merger Agreement, subject to the terms and limitations of Section 8.5 of the Merger Agreement (collectively, the “Obligations”), provided that in no event shall the Guarantor’s aggregate liability under this Limited Guarantee exceed $68,125,000 (the “Cap”), plus any amount payable to the Guaranteed Party pursuant to Section 4 herein, it being understood that this Limited Guarantee may not be enforced against the Guarantor without giving effect to the Cap. Subject to the provisions of Section 4, the Guaranteed Party hereby agrees that in no event shall the Guarantor be required to pay to any Person under, in respect of, or in connection with this Limited Guarantee, more than the Cap, and that Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with this Limited Guarantee or the Merger Agreement other than as expressly set forth herein. The Guaranteed Party further acknowledges that in the event that Parent or Merger Sub has any unsatisfied Obligations, payment of the Guaranteed Percentage of such unsatisfied Obligations by Guarantor (or by any other Person, including Parent or Merger Sub, on behalf of Guarantor) shall constitute satisfaction in full of Guarantor’s obligation with respect thereto. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Concurrently with the delivery of this Limited Guarantee, the parties set forth on Schedule A (each an “Other Guarantor”) are also entering into limited guarantees (each, an “Other Guarantee”) with the Guaranteed Party. This Limited Guarantee amends and restates the limited guarantee, dated as of December 18, 2006, made by Guarantor in favor of the Guaranteed Party and as so amended and restated shall, together with the Other Guarantees, be deemed to be the Amended Guarantees referred to in Section 5.02(j) of the Merger Agreement. Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement, except as otherwise provided.

In furtherance of the foregoing the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Guarantor’s Guaranteed Percentage of the Obligations (subject to the Cap), regardless of whether action is brought against any other Person (including Parent, Merger Sub or any Other Guarantor) or whether any other such Person is joined in any such action or actions.

2. NATURE OF GUARANTEE. The Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Guaranteed Party in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to its Guaranteed Percentage of the Obligations (subject to the Cap) as if such payment had not been rescinded or returned. This Limited Guarantee is an unconditional guarantee of payment and not of collection.

3. CHANGES IN OBLIGATIONS, CERTAIN WAIVERS. The Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any of the Obligations, and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee. The Guarantor agrees that the obligations of Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any Other Guarantor; (b) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (c) the addition, substitution or release of any Person interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor); (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor); (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person liable with respect to any of the Obligations (including any Other Guarantor); (f) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent, Merger Sub, the Guaranteed Party or any of their affiliates, whether in connection with the Obligations or otherwise; (g) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to any of the Obligations; (h) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement; or (i) any discharge of the Guarantor as a matter of Law or equity (other than as a result of the payment of the Obligations in accordance with the terms hereof). To the fullest extent permitted by Law the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (other than notices to Parent or Merger Sub pursuant to the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor), and all suretyship defenses generally (other than fraud or willful misconduct by the Guaranteed Party or any of its Subsidiaries or affiliates, defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement or breach by the Guaranteed Party of this Limited Guarantee). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. The Guaranteed Party hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Subsidiaries and affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement, the transactions contemplated thereby or the amended and restated equity commitment letters between the Guarantor and Holding, dated as of the date hereof (the “Equity Commitment Letters”), against the Guarantor or any Non-Recourse Party (as defined in Section 10 herein), except for claims against Guarantor under this Limited Guarantee (subject to the limitations described herein) and against the Other Guarantors under the Other Guarantees. The Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

The Guarantor hereby unconditionally waives any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub or such other Person (including any Other Guarantor), whether or not such claim, remedy or right arises in equity or under contract, statute or common Law, including, without limitation, the right to take or receive from Parent or Merger Sub or such other Person (including any Other Guarantor), directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligations and all other amounts payable under this Limited Guarantee shall have been previously paid in full in immediately available funds. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of the Obligations and all other amounts payable under this Limited Guarantee, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and all other amounts payable under this Limited Guarantee, whether matured or unmatured, or to be held as collateral for any Obligations or other amounts payable under this Limited Guarantee thereafter arising.

4. EXPENSES. The Guarantor agrees to pay on demand all reasonable out-of-pocket expenses (including reasonable fees of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) the Guarantor asserts in any litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms and (ii) the Guaranteed Party prevails in such litigation or proceeding.

5. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against, the Parent or any other Person (including any Other Guarantor) liable for any Obligations prior to proceeding against the Guarantor hereunder.

6. REPRESENTATIONS AND WARRANTIES. The Guarantor hereby represents and warrants that:

(a) the execution, delivery and performance of this Limited Guarantee have been duly and validly authorized by all necessary action and do not contravene any provision of the Guarantor’s charter, partnership agreement, operating agreement or similar organizational documents or any Law, regulation, rule, decree, order, judgment or contractual restriction binding on the Guarantor or its assets;

(b) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c) this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at Law); and

(d) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guarantee shall be available to the Guarantor (or its permitted assignee pursuant to Section 7 hereof) for so long as this Limited Guarantee shall remain in effect in accordance with Section 9 hereof.

7. NO ASSIGNMENT. This Limited Guarantee may not be assigned by any party or by operation of Law or otherwise without the prior written consent of the other party, except that, without the prior written consent of the Guaranteed Party, this Limited Guarantee may be assigned by the Guarantor to one or more of its affiliates or to one or more private equity funds sponsored or managed by its affiliates, it being understood that any such assignment shall relieve the Guarantor of a corresponding portion of its obligations only if such affiliates or private equity funds (a) have at least $5 billion of committed equity or similar capital in the aggregate and (b) certify that they are capable of performing all of their obligations hereunder. Any attempted assignment in violation of this Section 7 shall be null and void.

8. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Merger Agreement (and shall be deemed given as specified therein), as follows:

if to the Guarantor:

Texas Pacific Group

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Attention: Clive D. Bode, Esq.

Facsimile: (817) 871-4001

with a copy to (which alone shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Robert P. Davis, Esq.

Facsimile: (212) 225-3999

If to the Guaranteed Party, as provided in the Merger Agreement.

9. CONTINUING GUARANTEE. This Limited Guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Guarantor, its successors and permitted assignees until all of the Obligations payable under the Limited Guarantee have been paid in full. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantor shall have no further obligations under this Limited Guarantee as of the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of Parent and the Guaranteed Party under circumstances set forth in the Merger Agreement in which Parent and Merger Sub would not be obligated to pay the Parent Fee or otherwise to make payments pursuant to the Merger Agreement, (iii) the second anniversary of the date hereof; provided, that this Limited Guarantee shall not so terminate as to any claim for which notice has been given to the Guarantor prior to such termination until final resolution of such claim, and (iv) 180 days after any termination of the

Merger Agreement in accordance with its terms under circumstances in which Parent and Merger Sub would be obligated to make payments under Section 8.5 of the Merger Agreement if the Guaranteed Party has not presented a claim for payment of any Obligation to the Guarantor by such 180th day; provided, that such claim shall set forth in reasonable detail the basis for such claim. Notwithstanding the foregoing, in the event that the Guaranteed Party or any of its affiliates asserts in any litigation or other proceeding relating to this Limited Guarantee that the provisions of Section 1 hereof limiting the Guarantor’s maximum aggregate liability to the Cap or that any other provisions of this Limited Guarantee are illegal, invalid or unenforceable in whole or in part, asserts that the Guarantor is liable in excess of or to a greater extent than its Guaranteed Percentage of any Obligation, or asserts any theory of liability against the Guarantor or any Non-Recourse Parties (as defined below) with respect to the Merger Agreement, the Equity Commitment Letters or the transactions contemplated by the Merger Agreement other than liability of the Guarantor under this Limited Guarantee (as limited by the provisions hereof, including Section 1), then (i) the obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and shall thereupon be null and void, (ii) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the Guaranteed Party, and (iii) neither the Guarantor nor any Non-Recourse Parties (as defined below) shall have any liability to the Guaranteed Party or any of its affiliates with respect to the Merger Agreement, the Equity Commitment Letters, the transactions contemplated by the Merger Agreement or under this Limited Guarantee.

10. NO RECOURSE. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, agrees and acknowledges that no Person other than Guarantor has any obligations hereunder and that, notwithstanding that Guarantor may be a partnership or limited liability company, the Guaranteed Party has no right of recovery under this Limited Guarantee, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, affiliates (other than any assignee under Section 7), members, managers or general or limited partners of any of Guarantor, Parent, Merger Sub or any Other Guarantor, or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate (other than any assignee under Section 7) or agent of any of the foregoing (collectively, but not including Parent, Merger Sub and the Other Guarantors, each a “Non-Recourse Party”), through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub against any Non-Recourse Party (including a claim to enforce the Equity Commitment Letter of the Guarantor), by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, and the Guaranteed Party further covenants, agrees and acknowledges that the only rights of recovery that the Guaranteed Party has in respect of the Merger Agreement or the transactions contemplated thereby are its rights to recover from Parent and Merger Sub under and to the extent expressly provided in the Merger Agreement, Guarantor (but not any Non-Recourse Party) under and to the extent expressly provided in this Limited Guarantee and subject to the Cap and the other limitations described herein and the Other Guarantors pursuant to and subject to the limitations set forth in the Other Guarantees; provided, however, that in the event the Guarantor (i) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of the Guarantor’s remaining net assets plus uncalled capital is less than the Cap, then, and in each such case, the Guaranteed Party may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable Law, against such continuing or surviving entity or such Person, as the case may be, but only to the extent of the liability of the Guarantor hereunder. The Guaranteed Party acknowledges and agrees that Parent and Merger Sub have no assets other than cash in a de minimis amount and that no additional funds are expected to be contributed to Parent or Merger Sub unless and until the Closing occurs. Recourse against the Guarantor under and pursuant to the terms of this Limited Guarantee and against the Other Guarantors pursuant to the terms of their Other Guarantees shall be the sole and exclusive remedy of the Guaranteed Party and all of its affiliates against the Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the Equity Commitment Letters or the transactions contemplated thereby, including by piercing of the corporate veil or by a claim by or on behalf of Parent or Merger Sub. The Guaranteed Party hereby covenants and agrees that it shall not institute, and it shall cause its affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement, the Equity Commitment Letters or the transactions contemplated thereby, against the Guarantor of any Non-Recourse Party except for claims against the Guarantor under this Limited Guarantee or arising in respect of the Confidentiality Agreement, dated October 3, 2006, between the Guarantor and the Guaranteed Party. Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person other than the Guaranteed Party (including any Person acting in a representative capacity) any rights or remedies against any Person including Guarantor, except as expressly set forth herein. The termination of the Equity Commitment Letter of the Guarantor shall have no effect on this Limited Guarantee.

11. GOVERNING LAW; JURISDICTION. This Limited Guarantee shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York applicable to contracts executed in and to be performed therein. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of New York located in the Borough of Manhattan, and the Federal courts of the United States of America located in the State of New York, Borough of Manhattan, solely in respect of the interpretation and enforcement of the provisions of this Limited Guarantee and of the documents referred to in this Limited Guarantee, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Limited Guarantee or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided herein or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

12. WAIVER OF JURY TRIAL. Each party acknowledges and agrees that any controversy which may arise under this Limited Guarantee is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Limited Guarantee. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Limited Guarantee by, among other things, the mutual waivers and certifications in this Section 12.

13. COUNTERPARTS. This Limited Guarantee may be executed in any number of counterparts (including by facsimile), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

14. NO THIRD PARTY BENEFICIARIES. Except as provided in Section 10, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Limited Guarantee, and this Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein.

15. MISCELLANEOUS.

(a) This Limited Guarantee contains the entire agreement between the parties relative to the subject matter hereof and supercedes all prior agreements and undertakings between the parties with respect to the subject matter hereof. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing. Except as expressly set forth herein, no delay or omission on the part of the Guaranteed Party in exercising any right, power or remedy under this Limited Guarantee will operate as a waiver thereof.

(b) Any term or provision hereof that is prohibited or unenforceable in any situation in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any situation in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Cap provided in Section 1 hereof and the provisions of Sections 9 and 10 and this Section 15(b).

(c) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

(d) All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

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IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTOR:

TPG PARTNERS V, L.P.

By:	TPG GenPar V, L.P., its general partner

By:	TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode
Name: Clive D. Bode
Title: Vice President

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTEED PARTY:

BIOMET, INC.

By:	/s/ Bradley J. Tandy
Name: Bradley J. Tandy
Title: Senior Vice President, General Counsel and Secretary

SCHEDULE A

1.	Blackstone Capital Partners V L.P.

2.	GS Capital Partners VI Fund, L.P.

3.	KKR 2006 Fund L.P.

A-1